SUPPLEMENT TO PROSPECTUS DATED JUNE 21, 2002
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                         OXFORD SOFTWARE DEVELOPERS INC.

         The board of directors of Oxford Software Developers Inc. has extended the offering period for six months, to and including June 21, 2003. As of December15, 2002, we have sold a total of 17,000 common shares at the public offering price of $1.00 per share and have added the gross sales proceeds of $17,000 to our working capital.

         Shares of Oxford's common stock are quoted and traded from time to time in the so-called "Pink Sheets." We have experienced considerable delays to date in connection with our efforts to include our common shares on the over-the-counter bulletin board, the OTCBB, but, based upon information provided by the sponsoring broker-dealer, we are cautiously optimistic that that our common shares will be included on the OTCBB in the near future.

         In addition to the delays related to trading, we believe continuing, albeit unsuccessful to date, federal and state legislative efforts in the United States to ban internet gaming have had an adverse effect upon the sale of our common shares and our operations. Other legislative efforts to permit and regulate internet gaming recently have been introduced in the United States.

         Also, the recent decision of certain major credit card processors in the United States not to process credit card charges related to internet gaming has had an adverse effect upon our operations. To address this situation, as well as to increase our revenues, we have acquired a debit card processor that we will make available to persons who engage in internet gaming and to other internet gaming operators.

         All of these circumstances contributed to disappointing financial results during the nine months ended September 30, 2002, when our revenues, net income and net income per share were $280,793, $ (325,792) and $(.02), compared to $511,985, $(2,860,581) and $(.14) during the year earlier period. (All financial information is unaudited.) We are cautiously optimistic that the establishment of a trading market on the OTCBB and our commencing debit card operations will have a favorable impact on our financial condition and results of operations during the 4th quarter of 2002 and in fiscal 2003.

           The date of this Prospectus Supplement is December 20, 2002